Exhibit (12)(a)

787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

[●], 2021

BlackRock Maryland Municipal Bond Trust

BlackRock MuniYield Quality Fund, Inc.

100 Bellevue Parkway

Wilmington, DE 19809

Ladies and Gentlemen:

BlackRock Maryland Municipal Bond Trust, a Delaware statutory trust (“BZM” or the “Target Fund”), and BlackRock MuniYield Quality Fund, Inc., a Maryland corporation (“MQY” or the “Acquiring Fund”), have requested our opinion as to certain federal income tax consequences of the Acquiring Fund’s proposed acquisition of the assets of the Target Fund pursuant to the Agreement and Plan of Reorganization dated as of [            ], 202[0/1] (the “Plan”). Pursuant to the Plan, (i) the Acquiring Fund will acquire substantially all of BZM’s assets (the “Assets”) and assume substantially all of BZM’s liabilities (the “Assumed Liabilities”) in exchange solely for newly issued common shares and Variable Rate Demand Preferred Shares (“VRDP Shares” and together with such common shares, the “Acquiring Fund Shares”) of the Acquiring Fund, which will be distributed to the common shareholders (although cash may be distributed in lieu of fractional common shares) and VRDP holders, respectively, of BZM, and (ii) BZM will terminate its registration under the Investment Company Act of 1940, as amended, and liquidate, dissolve and terminate in accordance with its Agreement and Declaration of Trust and Delaware law (all the foregoing transactions being referred to herein collectively as the “Reorganization”). This opinion is being delivered pursuant to Sections 8(h) and 9(i) of the Plan.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements

NEW YORK        WASHINGTON        HOUSTON        PALO ALTO        SAN  FRANCISCO        CHICAGO         PARIS        LONDON        FRANKFURT        BRUSSELS         MILAN        ROME

BlackRock Maryland Municipal Bond Trust

BlackRock MuniYield Quality Fund, Inc.

[●], 2021

relating to the Acquiring Fund and Target Fund set forth in the Joint Proxy Statement/ Prospectus filed as part of the Acquiring Fund’s registration statement on Form N-14 (the “Registration Statement”) and representations made in letters from the Target Fund and Acquiring Fund addressed to us for our use in rendering this opinion (the “Tax Representation Letters”). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, we are of the opinion that for U.S. federal income tax purposes:

1.

The Target Fund’s transfer to the Acquiring Fund of all the Assets solely in exchange for Acquiring Fund Shares and Acquiring Fund’s assumption of the Assumed Liabilities, followed by Target Fund’s distribution of such Acquiring Fund common shares and VRDP Shares to its common shareholders and VRDP holders, respectively, and the termination, dissolution and complete liquidation of the Target Fund, all pursuant to the Plan, will constitute a “reorganization” within the meaning of section 368(a) of the Code, and the Acquiring Fund and the Target Fund will each be a “party to a reorganization” within the meaning of section 368(b) of the Code.

2.

No gain or loss will be recognized by the Acquiring Fund upon the receipt of all of the Assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Assumed Liabilities.

3.

No gain or loss will be recognized by the Target Fund upon the transfer of the Assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Assumed Liabilities or upon the distribution of Acquiring Fund Shares to the Target Fund shareholders, the redemption of their Target Fund shares, or the complete liquidation of the Target Fund.

4.	No gain or loss will be recognized by the Target Fund shareholders upon their receipt of Acquiring Fund Shares or the redemption of their Target Fund shares in the Reorganization.

5.

The aggregate basis of Acquiring Fund Shares received by each Target Fund shareholder pursuant to the Reorganization will be the same as the aggregate basis of the Target Fund shares exchanged therefor by such a shareholder.

6.	The holding period of Acquiring Fund Shares to be received by each Target Fund shareholder pursuant to the Reorganization will include the holding period of the Target Fund shares

BlackRock Maryland Municipal Bond Trust

BlackRock MuniYield Quality Fund, Inc.

[●], 2021

exchanged therefor, provided that such Target Fund shareholder held the Target Fund shares as capital assets at the time of the Reorganization.

7.

The basis of each Asset transferred to the Acquiring Fund in the Reorganization will be the same in the hands of the Acquiring Fund as the basis of such Asset in the hands of the Target Fund immediately prior to the transfer increased by the amount of gain or decreased by the amount of loss, if any, recognized by the Target Fund upon the transfer.

8.

The holding period of each of the Assets in the hands of the Acquiring Fund will include the holding period of each such Asset when held by the Target Fund (except to the extent that the investment activities of the Acquiring Fund reduce or eliminate such holding period).

Notwithstanding the foregoing, this opinion does not address the tax consequences of the Reorganization to contracts or securities on which gain or loss is recognized (i) upon the close of the taxable year or (ii) upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Plan, the Tax Representation Letters and in the various other documents related thereto. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate to any material extent or if any of such covenants or obligations are not satisfied in all material respects. We hereby consent to the filing of this opinion with the Registration Statement and to the reference to us in the Joint Proxy Statement/ Prospectus included as part of the Registration Statement.

Very truly yours,